FIRST INTERSTATE BANCSYSTEM, INC.
401 North 31st Street
Billings, Montana 59116-0918
(406) 255-5390
February 3, 2010
Sent via EDGAR
Mr. Mark Webb
Legal Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	First Interstate BancSystem, Inc. Preliminary Proxy Statement on Schedule 14A Filed January 22, 2010 File No. 000-49733
Dear Mr. Webb:
     Set forth below are the responses of First Interstate BancSystem, Inc., a Montana corporation (the “Company,” “we” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2010, with respect to the review of the Company’s Preliminary Proxy Statement on Schedule 14A initially filed with the Commission on January 22, 2010, File No. 000-49733 (the “Proxy Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
General
1.	Please provide the information required by Item 11 of Schedule 14A with respect to your proposed offering of Class A common stock. See Instruction 1 to Schedule 14A.

Response:
     We have revised our disclosure in the Proxy Statement to address this comment. Please see the revised disclosure on pages 7, 8 and 10 of the Proxy Statement.

Mr. Mark Webb
Legal Branch Chief
Securities and Exchange Commission
February 3, 2010

Proposed Amendments to Our Restated Articles of Incorporation, page 7
2.	Please revise the first paragraph of this section to eliminate references to the incorrect number of proposals to be acted on at the special meeting.

Response:
     We have revised our disclosure in the Proxy Statement to address this comment. Please see the revised disclosure on page 7 of the Proxy Statement.
Proposal No. 1: Amendment to our Existing Articles to recapitalize.... page 8
3.	Rule 14a-4(a)(3) requires you to identify clearly and impartially each separate matter intended to be acted upon. Please revise your proxy statement to unbundle this proposal.

Response:
     We have revised our disclosure in the Proxy Statement to address this comment by unbundling the proposed forward stock split from Proposal No. 1. The proposed forward stock split is now addressed in new Proposal No. 2.
Stock Split, page 11
4.	Please discuss the reasons for the proposed stock split in this section.

Response:
     We have revised our disclosure in the Proxy Statement to address this comment by stating that the stock split is necessary to reduce the per share price of our Class A common stock to a more customary level for an initial public offering and an initial listing on a national securities exchange. Please see the revised disclosure on page 13 of the Proxy Statement.
Proposal No. 4: Amendment to our Existing Articles to provide for indemnification.... page 16
5.	Please briefly describe any substantial interest your officers and directors may have in this matter.

Mr. Mark Webb
Legal Branch Chief
Securities and Exchange Commission
February 3, 2010

Response:
     We have revised our disclosure in the Proxy Statement to address this comment. Please see the revised disclosure on page 18 of the Proxy Statement.
     In addition, please be advised that the Company acknowledges the following:
(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     For your convenience, we will separately provide a marked copy of the revised Proxy Statement. Please direct any questions that you may have with respect to the foregoing to David Angerbauer at Holland & Hart LLP who may be reached at (801) 799-5808.
Very truly yours,
/s/ Lyle R. Knight
Lyle R. Knight
President and Chief Executive Officer
Enclosures

cc:	Michael Seaman, Securities and Exchange Commission David Angerbauer, Holland & Hart LLP